SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2000

UNITIL SERVICE CORP.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

A Subsidiary Service Company

Date of Incorporation:	October 9, 1984
State of Incorporation:	New Hampshire

Name, Title and Address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, NH 03842

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

UNITIL Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	26
METHODS OF ALLOCATION	27
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	27

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31	
		CURRENT	PRIOR
	SERVICE COMPANY PROPERTY		
101	Service company property (Schedule II)	5,749,973	5,923,878
107	Construction work in progress (Schedule II)	0	0
	Total Property	5,749,973	5,923,878
108	Less accumulated provision for depreciation		
	and amortization of service company		
	property (Schedule III)	3,727,634	3,518,140
	Net Service Company Property	2,022,339	2,405,738
	INVESTMENTS		
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0
	CURRENT AND ACCRUED ASSETS		
131	Cash	68,903	562,111
134	Special deposits	0	0
135	Working funds	6,000	6,000
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	61,414	45,042
144	Accumulated provision for uncollectable accounts	0	0
146	Accounts receivable from associate Companies (Schedule V)	1,005,380	1,991,847
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	192,382	75,976
174	Miscellaneous current and Accrued Assets (Schedule VIII)	0	0
	Total Current and Accrued Assets	1,334,079	2,680,976
	DEFERRED DEBITS		
181	Unamortized debt expense	0	0
184	Clearing accounts	42,556	70,976
186	Miscellaneous deferred debits (Schedule IX)	1,528,777	1,605,254
188	Research, development, demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	1,571,333	1,676,230
	TOTAL ASSETS AND OTHER DEBITS	4,927,751	6,762,944

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31	
		CURRENT	PRIOR
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in-capital (Schedule XI)	0	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	1,688	1,688
	Total Proprietary Capital	2,688	2,688
	LONG-TERM DEBT		
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0
227	Obligations under capital leases - non-current	1,306,099	1,696,254
	CURRENT AND ACCRUED LIABILITIES		
231	Notes payable	0	0
232	Accounts payable	151,145	488,558
233	Notes payable to associate companies (Schedule XIII)	990,727	1,915,347
234	Accounts payable to associate companies (Schedule XIII)	(77,384)	(81,926)
236	Taxes accrued	47,388	65,288
237	Interest accrued	0	73,524
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Miscellaneous current and accrued Liabilities (Schedule XIII)	2,517,316	2,505,121
243	Obligations under capital leases - current	726,627	723,415
	Total Current and Accrued Liabilities	4,355,819	5,689,327
	DEFERRED CREDITS		
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0
282	*ACCUMULATED DEFERRED INCOME TAXES*	(736,855)	(625,325)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	4,927,751	6,762,944

SCHEDULE II - SERVICE COMPANY PROPERTY

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY Account					
301 ORGANIZATION					
303 MISCELLANEOUS INTANGIBLE PLANT					
304 LAND AND LAND RIGHTS					
305 STRUCTURES AND IMPROVEMENTS					
306 LEASEHOLD IMPROVEMENTS					
307 EQUIPMENT 2/	4,768,997	334,970	(513,433)	0	4,590,534
308 OFFICE FURNITURE AND EQUIPMENT	1,122,290	8,611	0	0	1,130,901
309 AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	32,591	28,538	(32,591)	0	28,538
310 AIRCRAFT AND AIRPORT EQUIPMENT					
311 OTHER SERVICE COMPANY PROPERTY 3/					
SUB-TOTAL	5,923,878	372,119	(546,024)	0	5,749,973
107 CONSTRUCTION WORK IN PROGRESS					
TOTAL	5,923,878	372,119	(546,024)	0	5,749,973

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

NONE

2/ SEE NEXT PAGE FOR 2000 EQUIPMENT ADDITIONS

SCHEDULE II - SERVICE COMPANY PROPERTY CONTINUED

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
Computer Equipment	334,970	3,839,456
PBX Phone System	0	751,078
TOTAL	334,970	4,590,534

3/ DESCRIBE OTHER SERVICE COMPANY PROPERTY: NONE

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS: NONE

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD(DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
035	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT	3,058,732	41,441	0	0	3,100,173
308	OFFICE FURNITURE AND EQUIPMENT	454,102	156,815	0	0	610,917
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	5,306	11,236	0	0	16,542
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER SERVICE COMPANY PROPERTY					
TOTAL		3,518,140	209,491	0	0	3,727,631

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: None

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0
	TOTAL	0	0

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES		
	Concord Electric Company	295,912	146,157
	Exeter & Hampton Electric Company	314,217	160,016
	Fitchburg Gas and Electric Light Company	808,568	372,011
	UNITIL Power Corp.	447,532	229,136
	UNITIL Realty Corp.	7,252	1,414
	UNITIL Corporation	0	150
	UNITIL Resources, Inc.	118,366	96,496
	TOTAL	1,991,847	1,005,380

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company	396,895
Exeter & Hampton Electric Company	360,079
Fitchburg Gas and Electric Light Company	1,308,176
UNITIL Power Corp.	161,954
UNITIL Realty Corp.	14,464
UNITIL Resources, Inc.	49,468
Usource Inc.	96,062
UNITIL Corp.	26,469

For detail of convenience payments by type and company, paid by UNITIL Service Corp. see next page

TOTAL PAYMENTS	2,413,567

CONVENIENCE PAYMENTS BY TYPE AND COMPANY

	CECO	E&H	FGE	UPC	URC	URI	Usource	UC	Total
Insurance	280,681	256,246	568,919	73,446	14,464	3,596	671		1,198,023
Legal	26,644	22,086	620,278	64,933		9,732	69,305	26,469	839,447
Telephone	15,882	3,302	5,669			1,008	7,148		33,009
Payroll	16,281	16,305	30,462			2,426	8,037		73,511
Audit	29,033	29,033	38,382	23,575					120,023
Network/Hardware/Data Costs	28,374	33,107	44,466			32,706	10,901		149,554
	396,895	360,079	1,308,176	161,954	14,464	49,468	96,062	26,469	2,413,567

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SUMMARY:

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	0	0	0
	TOTAL	0	0	0

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	MISCELLANEOUS CURRENT AND ACCRUED	0	0
	TOTAL	0	0

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS		
	Under/(over) collected administrative expenses	14,672	16,755
	Postage	55,584	11,851
	Management Studies	0	106,837
	Software Costs	1,534,998	1,393,334
	TOTAL	1,605,254	1,528,777

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT CLOSEOF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0
	TOTAL	0

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS   Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	300	10.00	100	1,000

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
211	MISCELLANEOUS PAID-IN CAPITAL	0
215	APPROPRIATED RETAINED EARNINGS	0
	TOTAL	0

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	1,688	0	0	1,688
	TOTAL	1,688	0	0	1,688

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUCTIONS	BALANCE AT CLOSE OF YEAR
223	ADVANCES FROM ASSOCIATE COMPANIES					0	0	0	0
224	OTHER LONG-TERM DEBT:					0	0	0	0
						0	0	0	0

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES Money Pool	1,915,347	990,727
	TOTAL	1,915,347	990,727
234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES		
	Concord Electric Company	(51,509)	(66,614)
	Exeter & Hampton Electric Company	(46,471)	(55,531)
	Fitchburg Gas and Electric Company	(149,073)	(286,931)
	UNITIL Corporation (1)	192,214	369,887
	UNITIL Power Corporation	(22,976)	(27,533)
	UNITIL Realty Corporation	(244)	(59)
	UNITIL Resources Inc	(3,867)	(71)
	Usource LLC	0	(10,532)
	(1) Balance consists of KESOP for UNITIL Service Employees only, not subsidiaries.		
	TOTAL	(81,926)	(77,384)
242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES		
	Accrued FASB 87	962,399	1,068,097
	Accrued Supplemental Executive Retirement Plan	558,886	632,240
	Accrued Legal Fees	187	0
	Accrued Annual Report	49,836	47,954
	Accrued FASB 106	110,308	138,133
	Accrued FASB 106 - APBO	7,331	12,241
	Accrued FASB 106 - Gain/Loss	(1,649)	(1,649)
	Accrued Auditing	456	3,000
	Accrued Compensation	817,367	617,300
		2,505,121	2,517,316

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2000 UNITIL Corporation Form 10-K for additional disclosures.

SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME		
457	Services rendered to associate companies	16,481,555	17,587,988
458	Services rendered to nonassociate companies	30,000	30,000
419	Interest Income	0	0
421	Miscellaneous income or loss	(5,142)	0
	Total Income	16,506,413	17,617,988
	EXPENSE		
920	Salaries and wages	8,822,930	8,749,800
921	Office supplies and expenses	896,018	904,781
922	Administrative expense transferred - credit	(67,320)	(7,035)
923	Outside services employed	901,143	733,642
924	Property insurance	3,254	2,182
925	Injuries and damages	54,583	32,901
926	Employee pensions and benefits	1,461,094	1,812,887
928	Regulatory commission expense	0	400
930.1	General advertising expense	40,982	84,134
930.2	Miscellaneous general expense	427,000	621,918
931	Rents	1,455,652	1,511,230
932	Maintenance of structures and equipment	482,118	549,938
403	Depreciation and amortization expense	1,053,409	1,195,903
408	Taxes other than income taxes	679,843	721,062
409	Income taxes	98,153	88,622
410	Provision for deferred income taxes	(111,529)	172,847
411	Provision for deferred income taxes - credit	0	0
411.5	Investment tax credit	0	0
426.1	Donations	47,765	96,601
426.5	Other deductions	0	0
427	Interest on long-term debt	0	0
430	Interest on debt to associate companies	45,715	15,550
431	Other interest expense	215,603	330,625
	Total Expense	16,506,413	17,617,988
	Net Income or (Loss)	0	0

ANALYSIS OF BILLING ASSOCIATE COMPANIES - ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Concord Electric Company	1,314,266	976,629	0	2,290,895
Exeter & Hampton Electric Company	1,445,675	1,094,555	0	2,540,230
Fitchburg Gas and Electric Light Company	3,859,959	2,948,288	0	6,808,247
UNITIL Power Corp.	1,870,877	1,388,093	0	3,258,970
UNITIL Realty Corp.	15,907	10,108	0	26,015
UNITIL Resources, Inc.	832,485	661,222	0	1,493,707
UNITIL Corp.	32,795	30,696	0	63,491
TOTAL	9,371,964	7,109,591	0	16,481,555

ANALYSIS OF BILLING NONASSOCIATE COMPANIES - ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
UNITIL Retiree Trust	0	30,000		30,000	0	30,000
TOTAL	0	30,000	0	30,000	0	30,000

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

UNITIL Retiree Trust - Professional services provided.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE		
	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES	8,306,044	486,886	8,792,930		30,000	30,000	8,306,044	516,886	8,822,930
921 OFFICE SUPPLES AND EXPENSES	56,197	839,821	896,018			0	56,197	839,821	896,018
922 ADMIN EXPENSE TRANS-CREDIT		(67,320)	(67,320)			0	0	(67,320)	(67,320)
923 OUTSIDE SERVICES EMPLOYED	96,329	804,814	901,143			0	96,329	804,814	901,143
924 PROPERTY INSURANCE		3,254	3,254			0	0	3,254	3,254
925 INJURIES AND DAMAGES		54,583	54,583			0	0	54,583	54,583
926 EMPLOYEE PENSIONS AND BENEFITS		1,461,094	1,461,094			0	0	1,461,094	1,461,094
928 REGULATORY COMMISSION EXPENSE		0	0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE		40,982	40,982			0	0	40,982	40,982
930.2 MISC. GENERAL EXPENSE		427,000	427,000			0	0	427,000	427,000
931 RENTS		1,455,652	1,455,652			0	0	1,455,652	1,455,652
932 MAINT. OF STRUCT. & EQUIP.	913,394	(431,276)	482,118			0	913,394	(431,276)	482,118
403 DEPR. AND AMORT. EXPENSE		1,053,409	1,053,409			0	0	1,053,409	1,053,409
408 TAXES OTHER THAN INCOME		679,843	679,843			0	0	679,843	679,843
409 INCOME TAXES		98,153	98,153			0	0	98,153	98,153
410 PROV FOR DEF INC TAXES		(111,529)	(111,529)			0	0	(111,529)	(111,529)
411 PROV FOR DEF INC TAX CREDIT			0			0	0	0	0
411.5 INVESTMENT TAX CREDIT			0			0	0	0	0
419 INTEREST INCOME		0	0			0	0	0	0
426.1 DONATIONS		47,765	47,765			0	0	47,765	47,765
426.5 OTHER DEDUCTIONS		0	0			0	0	0	0
427 INTEREST ON LONG-TERM DEBT			0			0	0	0	0
431 OTHER INTEREST EXPENSE		215,603	215,603			0	0	215,603	215,603
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.									
SUBTOTAL EXPENSES	9,371,964	7,058,734	16,430,698	0	30,000	30,000	9,371,964	7,088,734	16,460,698
COMPENSATION FOR USE OF EQUITY CAPITAL			0			0			0
430 INTEREST ON DEBT TO ASSOCIATE COS.	0	45,715	45,715	0	0	0	0	45,715	45,715
TOTAL EXPENSES	9,371,964	7,104,449	16,476,413	0	30,000	30,000	9,371,964	7,134,449	16,506,413
421 MISCELLANEOUS (INCOME)/LOSS	0	5,142	5,142	0	0	0	0	5,142	5,142
TOTAL COST OF SERVICE	9,371,964	7,109,591	16,481,555	0	30,000	30,000	9,371,964	7,139,591	16,511,555

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVER-HEAD	REGULATORY & COMMUN.	ADMIN.	ACCOUNTING	ENERGY MARKETS	DISTRIBUTION	FINANCE	CUSTOMER SERVICES	ENGINEERING	TECHNOLOGY
			DEPARTMENT OR SERVICE FUNCTION					DEPARTMENT OR SERVICE FUNCTION			
920 SALARIES AND WAGES	8,822,930		982,896	1,534,965	917,154	1,167,266	284,346	661,595	1,492,219	1,268,949	513,540
921 OFFICE SUPPLES AND EXPENSES	896,018		61,053	218,886	18,823	33,437	5,510	38,880	145,844	88,888	284,697
922 ADMIN. EXPENSE TRANS-CREDIT	(67,320)				(67,320)						
923 OUTSIDE SERVICES EMPLOYED	901,143		54,169	436,448	15,986	6,312	70,010	173,565	90,380	13,828	40,445
924 PROPERTY INSURANCE	3,254			0				3,254			
925 INJURIES AND DAMAGES	54,583			0				54,583			
926 EMPLOYEE PENSIONS AND BENEFITS	1,461,094		18,471	1,408,078	3,808	(7,733)		2,807	14,683	2,199	18,781
928 REGULATORY COMMISSION EXPENSE	0		0								
930.1 GENERAL ADVERTISING EXPENSE	40,982		1,647	39,335							
930.2 MISC. GENERAL EXPENSE	427,000			116,912				310,088			
931 RENTS	1,455,652		2,178	29,994	(936,480)		4,029	1,486,225	60,352	3,173	806,181
932 MAINT. OF STRUCT. & EQUIP.	482,118			29,839	27,865				62,263	1,297	360,854
403 DEPR. AND AMORT. EXPENSE	1,053,409				1,053,409						
408 TAXES OTHER THAN INCOME	679,843				679,843						
409 INCOME TAXES	98,153				98,153						
410 PROV. FOR DEF. INC. TAXES	(111,529)				(111,529)						
411 PROV. FOR DEF. INC. TAX CREDIT	0										
411.5 INVESTMENT TAX CREDIT	0										
426.1 DONATIONS	47,765				47,765						
426.5 OTHER DEDUCTIONS	0										
427 INTEREST ON LONG-TERM DEBT	0										
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	45,715							45,715			
431 OTHER INTEREST EXPENSE	215,603							215,603			
INSTRUCTION: Indicate each department or Service function. (see Instruction 01-3 General Structure of Accounting System Uniform System Account.											
TOTAL EXPENSES -	16,506,413	0	1,120,414	3,814,457	1,747,477	1,199,282	363,895	2,992,315	1,865,741	1,378,334	2,024,498

20

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

| NAME OF DEPARTMENT Indicate each department or service function | DEPARTMENTAL SALARY EXPENSE | | | | NUMBER PERSONNEL |
| | TOTAL AMOUNT | INCLUDED IN AMOUNTS BILLED TO | | | |
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
Regulatory and Communications	982,896	0	982,896	0	15
Technology Services	513,540	0	513,540	0	11
Accounting	917,154	0	912,354	4,800	21
Finance	661,595	0	660,995	600	10
Administrative	1,534,965	0	1,511,265	23,700	22
Energy Markets	1,167,266	0	1,167,266	0	18
Engineering	1,268,949	0	1,268,949	0	21
Distribution	284,346	0	284,346	0	2
Customer Services	1,492,219	0	1,491,319	900	45
TOTAL	8,822,930	0	8,792,930	30,000	165

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA" = NON-ASSOCIATE	AMOUNT
Outside Services - Legal			
Various		NA	24,224
Akin, Gump Strauss		NA	42,446
LeBoeuf, Lamb, Greene		NA	125,320
Outside Services - Accounting			
Grant Thornton		NA	3,543
Outside Services - Other			
Various		NA	270,053
Bruce Mast & Associates		NA	37,400
Ceridian		NA	56,029
Factors Funding Co.		NA	45,488
Fitchburg Royal Plaza		NA	51,451
George Beram & Company Inc.		NA	39,026
Hay Group		NA	33,497
Russell Reynolds		NA	96,361
URT		NA	57,300
Outside Services - Market Development			
Various		NA	5,285
Outside Services - Visibility			
Various		NA	13,720
		TOTAL	901,143

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Health Insurance	809,337
Net Periodic Pension Expense	133,913
401 K	208,750
Life Insurance	65,375
Education	64,788
Other	34,537
Supplemental Executive Retirement Plan	111,659
FASB 106	32,735
TOTAL	1,461,094

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Advance Notice, Inc.	11,665
Advertising	Adventures in Advertising	6,584
Advertising	Business Wire	13,535
Advertising	Northeast Creations	3,090
Advertising	Other	6,108
	TOTAL	40,982

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.02"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Printing and Distribution of Quarterly and Annual Reports	76,515
Director's Fees and Expenses	233,638
Internet Development	8,994
Communications	107,853
TOTAL	427,000

RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office Building	1,485,573
EDP Equipment	(33,685)
Miscellaneous	3,764
TOTAL	1,455,652

TAXES OTHER THAN INCOME TAXES_ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX		AMOUNT
Other than U.S. Government Tax:		
State Unemployment Tax - NH		8,406
Business Enterprise Tax		51,018
Business Profits Tax		1,406
	SUBTOTAL	60,830
U.S. Government Tax:		
Federal Insurance Contribution Act		608,850
Federal Unemployment Tax		10,163
	SUBTOTAL	619,013
	TOTAL	679,843

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
P. J. Stulgis Memorial Fund		12,500
Easter Seals		6,735
United Way		7,350
Various		21,180
	TOTAL	47,765

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

NONE

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 16.

ORGANIZATION CHART

<u>ORGANIZATION CHART as of December 31, 2000</u>

President	Anthony J. Baratta, Jr.
Senior Executive Vice President	Michael J. Dalton
Senior Vice President	George R. Gantz
Vice President	Glenn D. Appleton
Vice President	Todd R. Black
Vice President	Laurence M. Brock
Vice President & Treasurer	Mark H. Collin
Vice President	David K. Foote
Vice President	Raymond J. Morrissey
Vice President	Thomas E. Smith
Vice President	Frederick J. Stewart
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION

The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are not direct time charges available for this allocation, the direct time charges for all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Non applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Service Corp.

By: /S/ Anthony J. Baratta, Jr.
Anthony J. Baratta Jr., Sr.
Vice President & CFO

April 17, 2001